Management's Assertion Concerning Compliance with USAP Minimum Servicing
Standards

November 28, 2005

As of and for the year ended September 30, 2005, Colonial Savings, F.A. has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers.

As of and for this same period, Colonial Savings, F.A. had in effect a fidelity bond and errors and omissions policy in the amount of $11,000,000.

/s/ Jim E. DuBoce
Jim E. DuBoce
President, Chief Executive Officer

/s/ Ben Dempsey
Ben Dempsey
Executive Vice President

2626A West Freeway, Fort Worth, Texas 76102 Office: 817-390-2000
www. colonialsavings. com